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SEC FILE NUMBER

8 - 68458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/2014____ AND ENDING ____12/31/2014____
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MicroVenture Marketplace, Inc.**

| |
| OFFICIAL USE ONLY |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2905 San Gabriel St., Suite 212
(No. and Street)

Austin   Texas   78705
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Clark   (512) 275-6309
                                                       (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 27887   Austin   Texas   78755
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>William Clark</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>MicroVenture Marketplace, Inc.</u>, as of <u>December 31, 2014</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>NONE</u>

_____
Notary Public

_____
Signature

<u>President</u>
Title

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).



MicroVenture Marketplace, Inc.

Financial Statements and Supplemental Schedule

December 31, 2014

Bauer & Company, LLC
www.bauerandcompany.com

MicroVenture Marketplace, Inc.
Index to Financial Statements and Supplemental Schedule
December 31, 2014



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of MicroVenture Marketplace, Inc.

We have audited the accompanying financial statements of MicroVenture Marketplace, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. MicroVenture Marketplace, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of MicroVenture Marketplace, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1(Schedule I) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of MicroVenture Marketplace, Inc.'s financial statements. The Supplemental Information is the responsibility of MicroVenture Marketplace, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
February 26, 2015

Bauer & Company, LLC
5000 Plaza on the Lake #130 Austin, TX 78746
Tel 512.731.3518 / www.bauerandcompany.com

MICROVENTURE MARKETPLACE, INC.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$	1,447,557
Property and equipment, net		6,613
Loans to related parties		25,500
Other assets		73,107
TOTAL ASSETS	$	1,552,777

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	41,334
		41,334

Stockholder's equity:

Common stock, $0.01 par value, 1,000 shares authorized, 100 issued and outstanding	1
Additional paid-in capital	2,709,773
Retained deficit	(1,198,331)
Total stockholder's equity	1,511,443

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,552,777

See notes to financial statements and report of independent registered public accounting firm.

MICROVENTURE MARKETPLACE, INC.
Statement of Operations
For the Year Ended December 31, 2014

REVENUES:

Commission income	$	2,233,618
Reimbursement income		107,352
Interest earned		3,851
Other revenue		16,950
Total Revenues		2,361,771

EXPENSES:

Salaries and wages	1,429,962
Marketing and advertising	249,011
Professional and legal fees	196,704
Regulatory fees and expenses	165,285
Occupancy and equipment costs	142,074
Bank and escrow charges	48,366
Technology fees	23,172
Travel	45,898
Bad debt expense	80,000
Communications	7,540
Other expenses	90,978
Total Expenses	2,478,990

LOSS BEFORE INCOME TAXES		(117,219)
Income tax expense		-
NET LOSS	$	(117,219)

See notes to financial statements and report of independent registered public accounting firm.

MICROVENTURE MARKETPLACE, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Series A-2 Preferred Shares	Amount	Series A-1 Preferred Shares	Amount	Series A Preferred Shares	Amount	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2013	180,505	$ 1,805	107,305	$ 1,073	306,474	$ 3,064	882,376	$ 8,824	$ 2,645,007	$ (1,081,112)	$ 1,578,661
Issuance of Series A-2 preferred stock	6,135	61	-	-	-	-	-	-	49,939	-	50,000
Cancelation of all outstanding shares due to merger	(186,640)	(1,866)	(107,305)	(1,073)	(306,474)	(3,064)	(882,376)	(8,824)	14,827	-	-
Issuance of common stock	-	-	-	-	-	-	100	1	-	-	1
Net loss	-	-	-	-	-	-	-	-	-	(117,219)	(117,219)
Balances at December 31, 2014	-	$ -	-	$ -	-	$ -	100	$ 1	$ 2,709,773	$ (1,198,331)	$ 1,511,443

See notes to financial statements and report of independent registered public accounting firm.

MICROVENTURE MARKETPLACE, INC.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(117,219)
Adjustments to reconcile net loss to cash used in operating activities:		
Depreciation		1,001
Bad debt expense on related party loans		80,000
Change in operating assets and liabilities:		
Other assets		(33,561)
Accounts payable and accrued expenses		12,788
Cash used in operating activities		(56,991)
Cash flows from investing activities:		
Issuance of loans to related parties		(770,000)
Repayment of loans to related parties		665,000
Property and equipment purchases		(7,505)
Cash used in investing activities		(112,505)
Cash flows from financing activities:		
Issuance of preferred stock		50,000
Issuance of common stock		1
Cash provided by financing activities		50,001
Net decrease in cash		(119,495)
Cash and cash equivalents at beginning of year		1,567,052
Cash and cash equivalents at end of year	$	1,447,557
Supplemental disclosures of cash flow information:		
Cash paid for:		
Income taxes	$	-
Interest	$	-

See notes to financial statements and report of independent registered public accounting firm.

5

MICROVENTURE MARKETPLACE, INC.
Notes to Financial Statements
December 31, 2014

Note 1 - Nature of Business

MicroVentures Marketplace, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a limited purpose broker dealer and is primarily engaged in the business of providing a web based market place for companies seeking equity capital through an exempt offering and accredited investors to facilitate transactions.

On October 9, 2014, the Company completed a corporate re-organization and is now a wholly-owned subsidiary of MicroVentures, Inc. All common and preferred stockholders of the Company became stockholders of MicroVentures, Inc. The Company issued 100 shares of common stock to MicroVentures, Inc. on the date of the re-organization. There was no cash or other consideration exchanged as a result of the re-organization.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition
Commission and due diligence fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, loans to related parties and accounts payable and accrued expenses. From time to time, the Company has cash and cash equivalents balances in excess of federally insured limits. Management considers the financial institution to be financially stable and no loss of funds has been incurred or anticipated.

Note 2 - Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any.

The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2011.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2014, the Company's Texas margin tax expense is not significant.

Management Review

The Company has evaluated subsequent events through February 26, 2015, the date the financial statements were available to be issued.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Property and Equipment

Property and equipment consists of the following at December 31, 2014:

Computers and equipment	$	8,157
Subtotal		8,157
Less accumulated depreciation		(1,544)
Total	$	6,613

Depreciation expense for the year ended December 31, 2014 was $1,001.

Note 4 – Related Party Transactions

During 2014, the Company entered into several note receivable agreements with related parties for a total of $770,000. The Company received repayment on these related party receivables in the amount of $665,000 during 2014. The note receivables are non-interest bearing. The note receivables have a maturity date typically of less than 30 days. In December 2014, the Company wrote down the value of one note receivable from $90,000 to $10,000 as it was determined that the full amount of the note receivable was not collectible. As of December 31, 2014, the outstanding balance of the notes receivable was $25,500.

Note 5 - Commitments and Contingencies

The Company leases office space under operating leases expiring in December 2017 (Austin) and December 2015 (San Francisco). The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $72,067 for the year ended December 31, 2014.

Future minimum lease commitments under non-cancelable operating leases at December 31 are as follows:

2015	$	128,445
2016		71,077
2017		73,710
Total minimum lease payments	$	273,232

Litigation
The Company from time to time incurs legal fees related to potential contingencies and claims by customers. However, at December 31, 2014, there were no significant outstanding legal actions or claims against the Company.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

MICROVENTURE MARKETPLACE, INC.
Notes to Financial Statements
December 31, 2014

Note 6 - Capital Stock

As described in Note 1, on October 9, 2014, the Company completed a corporate re-organization and is now a wholly-owned subsidiary of MicroVentures, Inc. As of December 31, 2014, the Company is authorized to issue 1,000 shares of common stock, of which 100 shares are issued and outstanding.

Note 7 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at December 31, 2014 are as follows:

Deferred tax assets (liabilities):		
Depreciable assets	$	(2,180)
Net operating loss carryover		336,757
Total net deferred tax assets		334,557
Less valuation allowance		(334,557)
	$	-

The Company has established valuation allowances equal to the total gross deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance increased by $39,936 during the year ended December 31, 2014.

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

Tax at U.S. statutory rate of 34%	$	(39,854)
Other		(82)
Change in valuation allowance		39,936
Income tax provision (benefit)	$	-

As of December 31, 2014, the Company had federal net operating loss carryforwards of approximately $990,000, which will expire in varying amounts beginning in 2030, if not utilized. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years.

Note 8 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital and net capital requirements of $1,406,223 and $250,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.03 to 1.

MICROVENTURE MARKETPLACE, INC.
Notes to Financial Statements
December 31, 2014

Note 9 – Subsequent Events

In January 2015, the Company entered into two notes receivable with related parties for a total of $124,000, similar to the notes receivable described in Note 4. As of February 26, 2015, the date these financial statements were available to be issued, the outstanding balance for all related party notes receivable issued by the Company was $10,500.

MICROVENTURE MARKETPLACE, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2014

Total stockholder's equity qualified for net capital	$	1,511,443
Dedections and/or charges		
Non-allowable assets:		
Property and equipment		6,613
Loans to related parties		25,500
Other assets		73,107
Total deductions and/or charges		105,220
Net capital before haircuts on securities		1,406,223
Haricuts on securities		-
Net capital	$	1,406,223
Aggregate indebtedness		
Accounts payable and accrued expenses	$	41,334
Total aggregate indebtedness	$	41,334
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or		
6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	1,156,222
Net capital less greater of 10% of aggregate indebtedness or 120% of		
minimum net capital required	$	1,106,222
Ratio of aggregate indetedness to net capital		.03 to 1

Note: The above computation does not differ from the computation of net capital under
Rule 15c3-1 as of December 31, 2014 as reported by MicroVenture Marketplace, Inc.
on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
  MicroVenture Marketplace, Inc.:

We have reviewed management's statements, included in the accompanying MicroVenture Marketplace, Inc. (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision for the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
February 26, 2015

Bauer & Company, LLC
5000 Plaza on the Lake #130 Austin, TX 78746
Tel 512.731.3518 / www.bauerandcompany.com



MICROVENTURES

February 26, 2015

To the best of my knowledge, MicroVenture Marketplace, Inc. has met the specific exemption called upon under Rule 15c3-3(k) (2) (i) Special Account for the Exclusive Benefit of Customers for the period from June 1, 2014 to December 31, 2014 without exception.

William Clark
Founder and CEO

2905 San Gabriel Street, Suite 212 | Austin, Texas 78705
Phone: (512) 212-1160 | www.microventures.com
Securities offered through MicroVenture Marketplace, Inc. Member FIRNA/SIPC



INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Stockholder of MicroVenture Marketplace, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by MicroVenture Marketplace, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating MicroVenture Marketplace, Inc.'s compliance with the applicable instructions of Form SIPC-7. MicroVenture Marketplace, Inc.'s management is responsible for MicroVenture Marketplace, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
February 26, 2015

Bauer & Company, LLC
5000 Plaza on the Lake #130 Austin, TX 78746
Tel 512.731.3518 / www.bauerandcompany.com



INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Stockholder of MicroVenture Marketplace, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by MicroVenture Marketplace, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating MicroVenture Marketplace, Inc.'s compliance with the applicable instructions of Form SIPC-7. MicroVenture Marketplace, Inc.'s management is responsible for MicroVenture Marketplace, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
February 26, 2015

Bauer & Company, LLC
5000 Plaza on the Lake #130 Austin, TX 78746
Tel 512.731.3518 / www.bauerandcompany.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
21*21*********3027*******************MIXED AADC 220
068458   FINRA   DEC
MICROVENTURE MARKETPLACE INC
2905 SAN GABRIEL ST STE 212
AUSTIN TX 78705-3541
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) — $ 5904.43

   B. Less payment made with SIPC-6 filed (exclude interest) — (2941.27)
   Aug 8TH 2014
   Date Paid

   C. Less prior overpayment applied — ( )

   D. Assessment balance due or (overpayment) —

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum —

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 2963.16

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ 2963.16

   H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MICROVENTURE MARKETPLACE INK
(Authorized signature)

Dated the 27TH day of JANUARY, 2015

CHIEF COMPLIANCE OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

<table>
<tr><td rowspan="5">SIPC REVIEWER</td><td>Dates:</td><td></td><td></td></tr>
<tr><td>Postmarked</td><td>Received</td><td>Reviewed</td></tr>
<tr><td>Calculations _____</td><td></td><td></td></tr>
<tr><td>Exceptions:</td><td colspan="2">Documentation _____</td></tr>
<tr><td>Disposition of exceptions:</td><td></td><td>Forward Copy _____</td></tr>
</table>

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

Eliminate cents

$ 2,361,771

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined in Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues

2e. General Assessment @ .0025

$ 2,361,771

$ 5904.43

(to page 1, line 2.A.)

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